SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Mynd.ai, Inc.

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

628988 107**

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP number applies to the Issuer’s American Depositary Shares (“ADSs”), which are quoted on the NYSE American under the symbol “MYND.” Each ADS represents 10 Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 628988 107	Page 2 of 8 pages

1	Name of Reporting Person Yanlai Shi

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 2,183,198. See Item 4.

	6	Shared Voting Power 0

	7	Sole Dispositive Power 2,183,198. See Item 4.

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,183,198. See Item 4.

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 0.5%. See Item 4.

12	Type of Reporting Person IN

CUSIP No. 628988 107	Page 3 of 8 pages

1	Name of Reporting Person Bloom Star Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,018,317. See Item 4.

	6	Shared Voting Power 0

	7	Sole Dispositive Power 1,018,317. See Item 4.

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,018,317. See Item 4.

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 0.2%. See Item 4.

12	Type of Reporting Person CO

CUSIP No. 628988 107	Page 4 of 8 pages

1	Name of Reporting Person RYB Education Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,164,881. See Item 4.

	6	Shared Voting Power 0

	7	Sole Dispositive Power 1,164,881. See Item 4.

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,164,881. See Item 4.

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 0.3%. See Item 4.

12	Type of Reporting Person CO

CUSIP No. 628988 107	Page 5 of 8 pages

Item 1(a).	Name of Issuer: Mynd.ai, Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, Cayman Island KY1-1104.

Item 2(a).	Name of Person Filing: Yanlai Shi, Bloom Star Limited and RYB Education Limited (collectively, the “Reporting Persons”)
Item 2(b).	Address of Principal Business Office or, if none, Residence:
The address of the Reporting Persons is c/o 4/F, No. 29 Building, Fangguyan Section 1, Fangzhuang, Fengtai District, Beijing 100078, People’s Republic of China.
Item 2(c)	Citizenship: Yanlai Shi is a citizen of the People’s Republic of China. Bloom Star Limited is a British Virgin Islands company. RYB Education Limited is Cayman Islands company.
Item 2(d).	Title of Class of Securities: Ordinary shares, par value $0.001 per share (the “Ordinary Shares”).
Item 2(e).	CUSIP Number: The Ordinary Shares have no CUSIP number. The CUSIP number for the ADSs is 628988107. Each ADS represents 10 Ordinary Shares.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.	Ownership:

Reporting Person	Amount beneficially owned:		Percent of class:		Percent of aggregate voting power:		Sole power to vote or direct the vote:		Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:		Shared power to dispose or to direct the disposition of:
Yanlai Shi	2,183,198	(1)	0.5	%(2)	0.5	%(3)	2,183,198	(1)	0	2,183,198	(1)	0
Bloom Star Limited	1,018,317	(4)	0.2	%(2)	0.2	%(3)	1,018,317	(4)	0	1,018,317	(4)	0
RYB Education Limited	1,164,881	(5)	0.3	%(2)	0.3	%(3)	1,164,881	(5)	0	1,164,881	(5)	0

(1)	Represents (i) 1,018,317 Ordinary Shares held by Bloom Star Limited, a British Virgin Islands company, and (ii) 1,164,881 Ordinary Shares held by RYB Education Limited, a Cayman Islands company. Bloom Star Limited and RYB Education Limited are all ultimately owned by The Noble Hero Trust, a trust established under the laws of Guernsey and managed by Credit Suisse Trust Limited as the trustee. Ms. Yanlai Shi is the settlor of The Noble Hero Trust, and Ms. Yanlai Shi and her family members are the trust’s beneficiaries. Under the terms of this trust, Ms. Yanlai Shi has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares of the Issuer held by Bloom Star Limited and RYB Education Limited. Ms. Yanlai Shi is the sole director of each of these companies.

(2)	The percentage of class of securities beneficially owned by each Reporting Person is based on a total of 456,477,820 Ordinary Shares of the Issuer outstanding as of January 5, 2024, as disclosed by the Issuer in its Form 6-K filed with the Securities and Exchange Commission on January 5, 2024.

(3)	For each Reporting Person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of the Issuer’s Ordinary Shares.

(4)	Represents 1,018,317 Ordinary Shares held by Bloom Star Limited, a British Virgin Islands company.

(5)	Represents 1,164,881 Ordinary Shares held by RYB Education Limited, a Cayman Islands company.

CUSIP No. 628988 107	Page 6 of 8 pages

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

CUSIP No. 628988 107	Page 7 of 8 pages

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

CUSIP No. 628988 107	Page 8 of 8 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2024

Yanlai Shi

/s/ Yanlai Shi

Bloom Star Limited

By:	/s/ Yanlai Shi
Name:	Yanlai Shi
Title:	Director

RYB Education Limited

By:	/s/ Yanlai Shi
Name:	Yanlai Shi
Title:	Director